February 24, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

Re:	Who’s Your Daddy, Inc.
Commission File No. 333-144432

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Who’s Your Daddy, Inc. (the “Company”) requests the immediate withdrawal of the Form SB-2 and Form SB-2/A filed by the Company on July 9, 2007 and July 30, 2007, respectively.

The registration statement has not been declared effective. No sales of the Company’s common stock have been, or will be made pursuant to the registration statement. This request for withdrawal is being filed because the Company is now pursuing a different business plan.

Should you have any questions or comments with respect to the above request, please contact the undersigned. Thank you for your attention to this matter.

Sincerely,

/s/ Michael R. Dunn
By:  Michael R. Dunn
Its:  Chief Executive Officer

Who’s Your Daddy, Inc., 26381 Crown Valley Parkway, #230, Mission Viejo, CA 92690
Phone 949.582.5933 … Fax 949.582.5913